EA

19008234

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70048

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southern Wealth Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1826 N Loop 1604 W Ste. 260
(No. and Street)

SAN ANTONIO (City) TEXAS (State) 78248 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Akin, Doherty, Klein & Feuge, P.C
(Name – if individual, state last, first, middle name)

8610 N. New Braunfels, Suite 101 (Address) San Antonio (City) Texas (State) 78217 (Zip Code)

SEC Mail Processing
MAR 06 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

PUBLIC

OATH OR AFFIRMATION

I, Tom Gile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southern Wealth Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member

Title

Notary Public

PAULA M. COTE
Notary Public, State of Texas
Comm. Expires 05-20-2021
Notary ID 129429518

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHERN WEALTH SECURITIES, LLC

Audited Financial Statements

December 31, 2018

PUBLIC

SOUTHERN WEALTH SECURITIES, LLC
Table of Contents
December 31, 2018

ADKF

AKIN DOHERTY KLEIN & FEUGE, P.C.

Member of the AICPA and TXCPA

Registered with Public Company
Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Southern Wealth Securities, LLC
San Antonio, Texas

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Southern Wealth Securities, LLC ("SWS" or "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MAIN OFFICE
www.adkf.com
8610 North New Braunfels, Suite 101
San Antonio, Texas 78217
Phone: 210 829-1300
Fax: 210 829-4080

616 East Blanco, Suite 300e
Boerne, Texas 78006
Phone: 830 815-1100
Fax: 830 249-3714

672 Ridge Hill Drive, Suite B
New Braunfels, Texas 78130
Phone: 830 387-4441
Fax: 830 625-3456

Auditor's Report on Supplemental Information

The supplementary information in Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Akin, Doherty, Klein & Feuge, P.C.
San Antonio, Texas
February 28, 2019

We have served as the Company's auditor since 2019.

SOUTHERN WEALTH SECURITIES, LLC
Balance Sheet
December 31, 2018

ASSETS

Current Assets:		
Cash and cash equivalents	$	656,259
FINRA flex-funding account		10,304
Commissions receivable		78,614
Prepaid expenses and other current assets		29,632
Total current assets		774,809
Total Assets	$	774,809

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Due to member	$	3,000
Total current liabilities		3,000
Member's Equity		771,809
Total Liabilities and Member's Equity	$	774,809

See notes to audited financial statements.

SOUTHERN WEALTH SECURITIES, LLC
Statement of Operations
Year Ended December 31, 2018

Commissions	$	679,138
Operating Expenses:		
Bank charges		213
Insurance		6,965
Management fees		18,000
Professional and regulatory fees		53,651
Total operating expenses		78,829
Income before income taxes		600,309
Income taxes		-
Net Income	$	600,309

See notes to audited financial statements.

SOUTHERN WEALTH SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2018

Balance at December 31, 2017	$	25,000
Contributions		146,500
Net income		600,309
Balance at December 31, 2018	$	771,809

See notes to audited financial statements.

SOUTHERN WEALTH SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2018

Operating Activities		
Net income	$	600,309
Changes in operating assets and liabilities:		
FINRA flex-funding account		(10,304)
Accounts receivable		(78,614)
Prepaid expenses and other current assets		(29,632)
Accounts payable		3,000
Net cash provided by operating activities		484,759
Financing Activities		
Contribution from member		146,500
Net cash provided by financing activities		146,500
Net change in cash and cash equivalents		631,259
Cash and cash equivalents at beginning of year		25,000
Cash and Cash Equivalents at End of Year	$	656,259
Supplemental Information		
Interest paid in cash	$	-
Income taxes paid in cash		-

See notes to audited financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Southern Wealth Securities, LLC (SWS) was created in the state of Texas on August 31, 2017 and became a registered broker-dealer with the Securities and Exchange Commission (SEC) effective June 19, 2018. SWS is a member of the Financial Industry Regulatory Authority (FINRA).

SWS deals almost exclusively in the sale of life insurance products, including Variable Universal Life (VUL) products. The SEC and FINRA consider the sale of VUL's to fall under the same laws and regulations as selling stocks and bonds. SWS retains all commissions and makes no payments of any kind to agents.

Basis of Accounting: The financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Revenue Recognition: On January 1, 2018, SWS adopted FASB ASC 606, Revenue from Contracts with Customers. Prior periods were not impacted as SWS began operations in 2018. The only source of revenues for SWS is from acting as a broker in the sale of life insurance policies.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether constraints on variable consideration should be applied due to uncertain future events. SWS may receive commissions paid by the carrier at the inception of the policy as well as over time for as long as the policy remains active. SWS believes that its performance obligation is the sale of a new policy and as such the performance obligation is fulfilled on the date of issuance. Any initial up-front (first-year) commissions are known fixed amounts and are recognized on the issuance date. Annual renewal commissions, which are variable amounts, are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. Uncertainties may relate to the cancellation of a policy prior to a certain period, the determination of a policy asset value at a point in time, or the amount and timing of funds contributed by the policy holder. The determination of policy asset values at a point in time is further dependent on the timing and amount of contributions and returns on the underlying investments. SWS estimates this variable consideration and records revenue when the performance obligation has been met. At December 31, 2018, commissions receivable reported on the balance sheet represent revenues that have been accrued and are related to this variable consideration. No allowance for uncollectable accounts was necessary at December 31, 2018.

Cash and Cash Equivalents: Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

Income Taxes: For federal income tax purposes, income and expenses of the Company are included in the tax return of the member. The Company is subject to the Texas margin tax. Management is not aware of any tax positions that would have a significant impact on its financial position. Its federal tax returns since inception remain subject to examination.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash and accounts receivable. The Company performs on-going credit evaluations and generally requires no collateral from customers. The Company places its temporary cash investments with major banks which, from time-to-time, may exceed federally insured limits. The Company periodically assesses the financial condition and believes the risk of loss is minimal.

Subsequent Events: Subsequent events have been evaluated by management through the date of the independent auditor's report. Material subsequent events, if any, are disclosed in a separate footnote to these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

New Accounting Pronouncements: In February 2016, the FASB issued ASU No. 2016-02, which states that a lessee should recognize the assets and liabilities that arise from leases. This update is effective for fiscal years beginning after December 15, 2018. Management does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures.

NOTE B - RELATED PARTY TRANSACTIONS

SWS has a management fee agreement with its sole member, Southern Wealth Management, LLP (SWM). The agreement automatically renews each January 1 for the next 12-month period, unless rescinded by either party. Under the terms of this agreement, SWS pays $3,000 per month to SWM for substantially all of its general and administrative, management and accounting services. Fees under this agreement totaled $18,000 in 2018. SWS management believes this contracted amount is substantially less than what the actual costs would be if this arrangement did not exist with its sole member.

As of December 31, 2018, $3,000 is due to SWM under the terms of this agreement and included in due to member in the accompanying balance sheet.

NOTE C – REGULATORY REQUIREMENTS

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchanges Commission, SWS is required to maintain a minimum net capital, as defined in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1 (or 8 to 1 for first-year entities). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, SWS had net capital and net capital requirements of approximately $653,259 and $5,000, respectively. The Company's net capital ratio was 0.005 to 1 which is in compliance with the required ratio of 8 to 1 for first-year entities.